                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. _____)

                             FORTUNE FINANCIAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.025 PER SHARE
                         (Title of Class of Securities)

                                    607235504
                                 (CUSIP Number)

                               James L. Main, Esq.
                              Holland & Knight LLP
                        50 North Laura Street, Suite 3900
                           Jacksonville, Florida 32202
                                 (904) 798-7319
                            -------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 15, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 pages)


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CUSIP No. 607235504                                Page 2 of 9
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------------------------------------------------------------------------------
               Names of Reporting Person:

      1                                   ARTHUR L. CAHOON
               I.R.S. Identification No. of Above Person (entity only)
------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*

                                                                    (a) / /
                                                                    (b) / /

------------------------------------------------------------------------------
               SEC use only
      3

------------------------------------------------------------------------------
               Source of Funds*
      4
                        AF
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               Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
      5
------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        United States Citizen
------------------------------------------------------------------------------
                                     Sole voting power

                               7                             1,214,236
                          ----------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                               -0-
       owned by each      ----------------------------------------------------
   Reporting person with             Sole dispositive power

                               9                              1,214,236

                          ----------------------------------------------------
                                     Shared dispositive power

                               10                               -0-
------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person

     11                                                             1,214,236
------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
               Certain Shares*                                             / /
     12
------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)          / /
     13                                            14.0%
------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                                                   IN
------------------------------------------------------------------------------
                     - SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 607235504                                Page 3 of 9
-----------------------------                      -----------------------------

------------------------------------------------------------------------------
               Names of Reporting Person:
      1                                   HAWKEYE, INC.
               I.R.S. Identification No. of Above Person
               (entity only)                                  593584259
------------------------------------------------------------------------------
      2        Check the Appropriate Box if a Member of a Group*
                                                                        (a) / /
                                                                        (b) / /
------------------------------------------------------------------------------
               SEC use only
      3
------------------------------------------------------------------------------
               Source of Funds*
      4
                        WC
------------------------------------------------------------------------------
               Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e)
      5
------------------------------------------------------------------------------
               Citizenship or Place of Organization
      6
                        Florida
------------------------------------------------------------------------------
                                     Sole voting power

                               7                                   -0-
                             -------------------------------------------------
     Number of shares                Shared voting power
       beneficially            8                                  991,736
       owned by each         -------------------------------------------------
   Reporting person with             Sole dispositive power
                               9                                    -0-
                             -------------------------------------------------
                                     Shared dispositive power
                               10                                   919,736
------------------------------------------------------------------------------
               Aggregate Amount Beneficially Owned by Each Reporting Person
     11                                                             919,736
------------------------------------------------------------------------------
               Check box if the Aggregate Amount in Row (11) Excludes
               Certain Shares*                                          / /
     12
------------------------------------------------------------------------------
               Percent of Class Represented by Amount in Row (11)       / /
     13                                            11.7%
------------------------------------------------------------------------------
               Type of Reporting Person*
     14
                                                   CO
------------------------------------------------------------------------------
SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 607235504                                Page 4 of 9
-----------------------------                      -----------------------------


         This Statement on Schedule 13D (this "Schedule 13D") is being filed on behalf of Arthur L. Cahoon and Hawkeye, Inc. relating to the common stock, $.025 par value, of Fortune Financial, Inc., a Florida corporation.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the common stock, $.025 par value per share (the "Common Stock"), of Fortune Financial, Inc., formerly known as Mobile America Corporation, a Florida corporation (the "Issuer"), which has its principal executive offices at 10475-103 Fortune Parkway, Jacksonville, Florida 32226.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement represents the joint filing of Hawkeye, Inc., a Florida corporation ("Hawkeye") and Arthur L. Cahoon (the "Individual Shareholder").

         The Individual Shareholder is the sole officer, director and shareholder of Hawkeye, except that Pamela C. Fitch is president of Hawkeye.

         The address of each of Hawkeye, the Individual Shareholder and Ms. Fitch is as follows:

                        1200 Riverplace Blvd., Suite 902
                           Jacksonville, Florida 32207
                            Facsimile: (904) 393-9003

         The occupation of the Individual Shareholder and Ms. Fitch, and the principal business of Hawkeye are as follows:

                                    OCCUPATION/
NAME                                PRINCIPAL BUSINESS                 ADDRESS
----                                ------------------                 --------
Individual Shareholder              Private Investor                   1200 Riverplace Blvd,
                                                                       Suite 902
                                                                       Jacksonville, Florida 32207

Hawkeye                             Personal Holding                   1200 Riverplace Blvd,
                                    Company                            Suite 902
                                                                       Jacksonville, Florida 32207


-----------------------------                      -----------------------------
CUSIP No. 607235504                                Page 5 of 9
-----------------------------                      -----------------------------

Pamela C. Fitch                     Private Investor                   1200 Riverplace Blvd,
                                    Company                            Suite 902
                                                                       Jacksonville, Florida 32207

         Neither the Individual Shareholder, Ms. Fitch nor Hawkeye has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Individual Shareholder, Ms. Fitch nor Hawkeye has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of the Individual Shareholder and Ms. Fitch is a citizen of the United States, and Hawkeye is a Florida corporation.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of funds used in the acquisition of the Warrants and the Notes (each as defined below) is $1,200,000 derived from Hawkeye's general corporate funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         As of November 15, 2000, Hawkeye and the Individual Shareholder and another investor entered into a certain Securities Purchase Agreement (the "Securities Purchase Agreement") with the Issuer. Pursuant to the Securities Purchase Agreement, as of that date Hawkeye acquired in exchange for $1,200,000 in cash (i) the Issuer's 9% Convertible Note (the "Note") and (ii) the Issuer's Warrant for 495,868 shares of Common Stock with an initial exercise price of $2.42 per share, subject to adjustment in certain events (the "Warrant"). The Note is convertible (on a dollar for dollar basis, subject to adjustment in certain events) at the option of the holder into shares of a to-be-created class of the Issuer's preferred stock (the "Preferred Stock"), which in turn is contemplated to be convertible into shares of the Issuer's Common Stock at an initial conversion price of $2.42 per share, subject to adjustment in certain events.

         In connection with the Securities Purchase Agreement, Hawkeye and the Individual Shareholder and the other investor entered into a letter agreement (the "Letter Agreement") with the Issuer that permits Hawkeye and the other investor, in the event that the Issuer fails to complete by December 31, 2000 an issuance of

-----------------------------                      -----------------------------
CUSIP No. 607235504                                Page 6 of 9
-----------------------------                      -----------------------------

equity securities on substantially the terms being discussed by the Issuer with a third party, to acquire up to an additional $13 million of Notes and Warrants on the substantially the same terms as those relating to the acquisition of the Note and the Warrant pursuant to the Securities Purchase Agreement or on such other terms and conditions as may be agreed upon at the time. Also in connection with the Securities Purchase Agreement, certain shareholders of the Issuer agreed, among other things, to vote their shares (constituting a majority of the shares of Common Stock outstanding) in favor of the transactions described above, provided that the Issuer's Board of Directors shall have received with respect to such transactions a fairness opinion or opinions satisfactory to the Board in its sole discretion. The acquisition by Hawkeye and the Individual Shareholder of the Note and the Warrant was approved by the disinterested members of the Issuer's Board of Directors and was the subject of a fairness opinion issued contemporaneously with the transactions reported hereby.

         The securities of the Issuer purchased by Hawkeye have been acquired for investment purposes. The Reporting Persons may make additional purchases of securities of the Issuer, including without limitation Common Stock, either in the open market or in private transactions depending on the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for Common Stock, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, the Reporting Persons may decide to sell all or part of their investment in securities of the Issuer, although they have no current intention to do so. The Reporting Persons may be requested to sell a portion of the Note and the Warrant to certain insiders of the Issuer and have indicated their willingness to do so.

         Although the purchase of securities of the Issuer pursuant to the Securities Purchase Agreement has been made for investment, the Reporting Persons intend to actively review their investment and the business, prospects and policies of the issuer, and may seek to influence the management and policies of the Issuer from time to time. The Individual Shareholder Chairman of the Board of Directors of the Issuer.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         The Individual Shareholder may be deemed to beneficially own 1,214,236 shares, or approximately 14.0%, of the outstanding Common Stock, through his direct ownership of 212,500 shares and of a presently exercisable stock option for 10,000 shares and through the direct ownership by Hawkeye of the Note and the Warrant, each of which are presently convertible into or exercisable for 495,868

-----------------------------                      -----------------------------
CUSIP No. 607235504                                Page 7 of 9
-----------------------------                      -----------------------------

shares. The Individual Shareholder may be deemed to possess sole voting and dispositive power over the shares beneficially owned by him.

         Hawkeye may be deemed to beneficially own 991,736, or approximately 11.7%, of the outstanding Common Stock, through its direct ownership of the Note and the Warrant, each of which are presently convertible into or exercisable for 495,868 shares.

         Neither the Reporting Persons nor Ms. Fitch have effected other transactions in the securities of the Issuer in the last sixty days. Ms. Fitch does not beneficially own any Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference, regarding the filing of this Schedule and future amendments hereto.

         In addition to the Securities Purchase Agreement, the Note, the Warrant, the Letter Agreement, and the Shareholders' Agreement (each of which is described in Item 4 hereof), in connection with the Securities Purchase Agreement Hawkeye and the other investor entered into a Registration Rights Agreement dated November 15, 2000 with respect to certain demand and piggyback registration rights under the Securities Act of 1933, as amended, with respect to shares of Common Stock acquirable under the Securities Purchase Agreement.

         Except as described in this Schedule 13D, neither the Individual Shareholder nor Hawkeye has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 Joint Filing Agreement, dated November 27, 2000, between Hawkeye and the Individual Shareholder

     Exhibit 2  Promissory Note, dated November 15, 2000, of the Issuer to
                Hawkeye

     Exhibit 3  Warrant, dated November 15, 2000 issued by the Issuer to
                Hawkeye

-----------------------------                      -----------------------------
CUSIP No. 607235504                                Page 8 of 9
-----------------------------                      -----------------------------


     Exhibit 4 Letter Agreement, dated November 15, 2000, between the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

     Exhibit 5 Registration Rights Agreement, dated November 14, 2000, between the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

     Exhibit 6 Shareholders' Agreement, dated November 15, 2000, between the shareholders of the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

     Exhibit 7 Securities Purchase Agreement, dated November 15, 2000, between the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

-----------------------------                      -----------------------------
CUSIP No. 607235504                                Page 9 of 9
-----------------------------                      -----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2000

                                             /s/ ARTHUR L. CAHOON
                                             ---------------------------------
                                             Arthur L. Cahoon

                                             HAWKEYE, INC.

                                             By /s/ ARTHUR L. CAHOON
                                               -------------------------------
                                                    Arthur L. Cahoon
                                                       President

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

        ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

EXHIBIT LIST

        Exhibit 1 Joint Filing Agreement, dated November 27, 2000, between Hawkeye and the Individual Shareholder

       Exhibit 2 Promissory Note, dated November 15, 2000, of the Issuer to Hawkeye

       Exhibit 3   Warrant, dated November 15, 2000 issued by the Issuer to
                   Hawkeye

       Exhibit 4 Letter Agreement, dated November 15, 2000, between the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

       Exhibit 5 Registration Rights Agreement, dated November 14, 2000, between the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

       Exhibit 6 Shareholders' Agreement, dated November 15, 2000, between the shareholders of the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)

       Exhibit 7 Securities Purchase Agreement, dated November 15, 2000, between the Issuer, Hawkeye, and Mid-Ohio Securities Corp., FBO R. Lee Smith (Acct. 15051)*


-------------------------
   * Certain exhibits and schedules to this document have been omitted. The Reporting Persons agree to supply these materials to the Commission upon request.

                                       10